Exhibit 99.1

UPDATE ON ITAÚ’S SPIN-OFF OF ITS INVESTMENT IN XP

São Paulo, Brazil, May 28, 2021 – XP Inc. (Nasdaq: XP), or XP, a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil, announced today that, further to the press releases issued on November 27, 2020 and February 1, 2021 in connection with the corporate reorganization of Itaú Unibanco Holding S.A., or Itaú Unibanco, pursuant to which the XP shares held by Itaú Unibanco will be segregated and spun-off into XPart S.A., or XPart, a newly formed company expected to be merged into XP:

(i)	XP, Itausa S.A, or Itausa, and IUPAR – Itau Unibanco Participações S.A., or Iupar, have reached a definitive agreement in connection with the merger of XPart into XP, which is expected to occur around the end of the third quarter of 2021, on the date of the general meetings of XP and XPart. Provided the merger is approved at such general meetings, XPart shareholders will receive the following: (a) Itausa, Iupar and Itaú Unibanco holders of American Depositary Receipts (ADR), Class A shares issued by XP; and (b) other Itaú Unibanco shareholders, sponsored level I (patrocinados nivel I) Brazilian Depositary Receipts (BDR) of XP, in each case in exchange for their XPart shares, following which XPart will cease to exist; and

(ii)	the amendment to the XP shareholders’ agreement disclosed in the press release published by XP on February 1, 2021 will come into effect upon the implementation of the merger of XPart into XP. XP believes that the amended shareholders’ agreement will enhance its corporate governance structure and contribute to improve its capital structure and leverage capacity, as it will increase the voting rights of the controlling shareholders of XP from 55.4% to 68.3%.

About XP

XP is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 800 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control.

XP Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

No Offer Or Solicitation

This communication is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Additional Information And Where To Find It

This communication is being made in respect of the proposed transaction involving XP Inc. ( “XP”) and XPart S.A. (“XPart”). In connection with the proposed transaction, XP will file relevant materials with the United States Securities and Exchange Commission (“SEC”), including a registration statement on Form F-4. The Form F-4 (when filed) will contain a prospectus of XP for the shares of XP to be issued pursuant to the proposed transaction. and other documents. XP also plans to file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any registration statement, prospectus or other documents that XP may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4 (when filed) and the prospectus as well as other filings containing information about XP and the proposed transaction will be available without charge at the SEC’s Internet site (www.sec.gov).

For any questions, please contact:

André Martins	Investor Contact: ir@xpi.com.br
Antonio Guimarães	IR Website: investors.xpinc.com